SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disposal of Treasury Stock

We hereby inform you that KT Corp. has resolved and executed disposal of treasury stocks for the payment of long-term incentives of KT Corp.’s directors. The matter was resolved on March 27, 2008 at the Board of Director’s meeting. Details on the results of the disposal are as follows:

A. Results of Disposal of Treasury Stock

1. Details of disposal

(Unit: KRW, share)

Date	Type of shares	Number of shares		Disposal price per share(1)	Total amount of disposal	Commissioned securities brokerage firm (2)
		Ordered	Disposed			Name	Registered Number
March 28, 2008	Registered Common Stock	15,173	15,173	47,800	725,269,400	—	—
Total	Registered Common Stock	15,173	15,173	47,800	725,269,400	—	—

(1)	The disposal price per share is based on the closing price on March 28, 2008, the date of the disposal.
(2)	Not applicable as the shares were disposed in the over-the-counter market.

2. Details of holdings before disposal

As of March 27, 2008	(Unit: KRW million, share, %)

Type of shares	Direct holdings (A)			Holdings through trust contract (B)			Total (A + B)
	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount
Common stock	70,256,407	25.53	3,732,977	1,259,170	0.46	100,000	71,575,577	25.99	3,832,977
Total	70,256,407	25.53	3,732,977	1,259,170	0.46	100,000	71,575,577	25.99	3,832,977

3. Details of holdings after disposal

As of March 28, 2008	(Unit: KRW million, share, %)

Type of shares	Direct holdings (A)			Holdings through trust contract (B)			Total (A + B)
	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount
Registered common stock	70,241,234	25,52	3,732,171	1,259,170	0.46	100,000	71,500,404	25.98	3,832,171
Total	70,241,234	25.52	3,732,171	1,259,170	0.46	100,000	71,500,400	25.98	3,832,171

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director